UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MAGNA ENTERTAINMENT CORP.
(Name of Subject Company)

MI DEVELOPMENTS INC.
(Name of Filing Person — Offeror)

CLASS A SUBORDINATE VOTING STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

559211 10 7
(CUSIP Number of Class of Securities)

Edward C. Hannah
MI Developments Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
(905) 713-6322

— Copies to —
Scott M. Freeman
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒ third-party tender offer subject to Rule 14d-1.

  [    ] issuer tender offer subject to Rule 13e-4.

  ☒ going-private transaction subject to Rule 13e-3.

  [    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by MI Developments Inc., an Ontario, Canada corporation ("MID"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by MID.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The contents of this document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing. In this document we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION

        This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities of Magna Entertainment Corp. At the time the expected offer is commenced, MID will file an offer to purchase/prospectus with the United States Securities and Exchange Commission and Canadian securities regulatory authorities and Magna Entertainment Corp. will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. Investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, from the Securities and Exchange Commission's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

ITEM 11.    Additional Information

        On July 14, 2004, a purported class action was filed in the Court of Chancery of the State of Delaware in and for New Castle County.

        The case is entitled Sam Pill and Irwin Z. Pill v. Campbell et al. (the "Pill Action"). The Pill Action names as defendants each of the current members of the Board of Directors of Magna Entertainment Corp. other than Brian V. Tobin, Magna Entertainment Corp. ("MEC"), and MI Developments, Inc. ("MID"). The Pill Action alleges, among other things, that the defendants violated their fiduciary duties in structuring MID's publicly announced exchange offer (the "Offer") to acquire shares of MEC's Class A Subordinate Voting Stock (the "Shares") to eliminate the public stockholders of the Company from continued equity participation in the Company at a price per Share which is unfair and inadequate, that MID fixed the Offer price arbitrarily to "cap" the market price of the Shares, that MID and its affiliates dominate and control the MEC Board of Directors preventing the Board from protecting the MEC's shareholders in transactions such as the proposed Offer. The Pill Action seeks relief including, among other things, that the court preliminarily and permanently enjoin the consummation of the Offer, direct that the defendants account for all damages caused to plaintiff and the other members of the purported class and account for all profits and any special benefits obtained as a result of their alleged unlawful conduct, and award attorneys' fees and costs. MID believes the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

ITEM 12.	Exhibits
(a)(5)(D)	Sam Pill and Irwin Z. Pill v. Campbell et al., filed on July 14, 2004